

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2024

Jun Ho Yang
Chief Executive Officer
Hi-Great Group Holding Company
621 South Virgil Avenue, #460
Los Angeles, CA 90005

      Re: Hi-Great Group Holding Company
          Form 10-K/A-2 for the fiscal year ended December 31, 2022
          Filed May 8, 2024
          File No. 000-56200

Dear Jun Ho Yang:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction